Exhibit 99.1

First Quarter 2010 Earnings Report	NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

All financial information is in U.S. dollars unless otherwise indicated. Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” “the Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian generally accepted accounting principles.

First Quarter 2010 Results

In the first quarter of 2010, NOVA Chemicals generated net income of $94 million as compared to a net loss of $123 million for the first quarter of 2009 and net income of $17 million in the fourth quarter of 2009 as margins and demand for our products improved.

The Olefins/Polyolefins business unit generated $185 million of operating income in the first quarter of 2010 versus an operating loss of $38 million during the first quarter of 2009. The year-over-year improvement was due to higher sales volumes and selling prices that increased more than feedstock costs.

The INEOS NOVA joint venture operating income improved from breakeven in the first quarter of 2009 to operating income of $16 million in the first quarter of 2010. This improvement was due to higher sales volumes and margins year-over-year.

The Performance Styrenics segment reported an operating loss of $2 million in the first quarter of 2010 versus an operating loss of $20 million in the first quarter of 2009. This improvement was due to sales prices that increased more than feedstock costs and from lower operating costs resulting from restructuring in 2009.

Basis of Presentation

The accompanying financial highlights and consolidated financial statements are presented for two periods: Predecessor and Successor, which relate to the periods preceding and succeeding July 6, 2009, the date of completion of the acquisition by International Petroleum Investment Company (IPIC) of all our issued and outstanding common stock. Refer to the annual financial statements in our 2009 annual report on Form 20-F for further details.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with our other interim and annual financial statements and our 2009 annual report on Form 20-F.

(millions of U.S. dollars)	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
	Successor	Predecessor
Revenue	$1,401	$818
Operating Income (Loss) (1)
Olefins/Polyolefins (2)	$185	$(38)
INEOS NOVA Joint Venture	16	—
Performance Styrenics	(2)	(20)

Operating Income (Loss) from the Businesses (3)	199	(58)
Corporate Costs	(52)	(62)

Operating Income (Loss)	$147	$(120)
Net income (loss)	$94	$(123)
Cash used in operations	$(12)	$(271)

(1)	Net income (loss) before interest expense, income taxes and other gains and losses (see Supplemental Measures).
(2)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.
(3)	See Supplemental Measures.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(millions of U.S. dollars, except as noted)	Successor	Predecessor
Revenue	$1,031	$551
Depreciation	$55	$51
Operating Income (Loss) (1)
Joffre Olefins	$100	$28
Corunna Olefins	37	(54)
Polyethylene	80	(7)
Eliminations	(32)	(5)

Total Operating Income (Loss)	$185	$(38)

Capital Spending	$17	$17

Polyethylene Sales Volumes (millions of pounds) (2)	784	771

(1)	See Supplemental Measures.
(2)	Third-party sales.

Average Benchmark Prices (1)

	Three Month Average
(U.S. dollars per pound, except as noted)	Mar. 31 2010	Mar. 31 2009
Principal Products:
Ethylene (2)	$0.52	$0.32
Polyethylene – linear low density butene liner (3)	$0.64	$0.49
Polyethylene – weighted-average benchmark (3)	$0.67	$0.51
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$4.75	$3.96
NYMEX natural gas (dollars per mmBTU) (4)	$5.38	$4.86
WTI crude oil (dollars per barrel) (5)	$78.72	$43.08

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast Net Transaction Price.
(3)	Source. Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5)	Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating income of $185 million in the first quarter of 2010 was significantly higher than the operating loss of $38 million reported in the first quarter of 2009. In the first quarter of 2010, Joffre and Corunna Olefins margins increased as higher selling prices more than offset higher feedstock costs, as compared to the first quarter of 2009. In addition, Joffre and Corunna Olefins sales volumes increased. In the first quarter of 2010, Polyethylene margins improved as selling prices increased more than flow-through feedstock costs and volume increased versus the first quarter of 2009.

Joffre Olefins

First Quarter 2010 Versus First Quarter 2009

Joffre Olefins reported operating income of $100 million in the first quarter of 2010, up from $28 million in the first quarter of 2009. In the first quarter of 2010, operating income increased due to selling prices that rose more than flow-through feedstock costs together with higher sales volumes. Industry average selling prices for ethylene were 63% higher in the first quarter of 2010 compared to the same period one year ago driven by higher feedstock costs and tight supply in the United States Gulf Coast (USGC) region.

Despite continued year-over-year declines in natural gas flows from Alberta, the Joffre Olefins production facilities produced and sold more products in the first quarter of 2010 than in the first quarter of 2009 due to higher demand. The amount of ethane available as feedstock in Alberta is largely dependent on the volumes of natural gas available for processing at natural gas liquid extraction straddle plants near the Alberta border, and the ethane content of that natural gas. We continue to expect the flows of natural gas across the Alberta border to decline in 2010 versus 2009, primarily due to low selling prices for natural gas in North America.

Corunna Olefins

First Quarter 2010 Versus First Quarter 2009

Corunna Olefins reported operating income of $37 million in the first quarter of 2010, compared to an operating loss of $54 million in the first quarter of 2009. In the first quarter of 2010, operating income increased due to selling prices that rose more than feedstock costs, together with higher sales volumes.

We were able to take advantage of increased selling prices for ethylene and co-products by running our Corunna Olefins flexi-cracker at higher rates and were running the flexi-cracker close to capacity by the end of the quarter. Sales volume increased in the first quarter of 2010 due to the increased ethylene production and a heavier feedstock mix that resulted in more co-product production in response to higher co-product demand and pricing versus the first quarter of 2009.

In the first quarter of 2010, average West Texas Intermediate (WTI) crude oil prices rose 83% from the first quarter of 2009. In the first quarter of 2010, industry average prices for ethylene rose 63% compared to the first quarter of 2009, due to higher feedstock costs and tight supply in the USGC region. Average co-product prices rose over 100% in the first quarter of 2010 versus the first quarter of 2009.

Polyethylene

First Quarter 2010 Versus First Quarter 2009

The Polyethylene segment reported operating income of $80 million in the first quarter of 2010, up from an operating loss of $7 million in the first quarter of 2009. In the first quarter of 2010, margins increased versus the first quarter of 2009 as selling prices increased more than feedstock costs.

Polyethylene sales volume was 784 million pounds in the first quarter of 2010 versus 771 million pounds in the first quarter of 2009. We were able to increase production and sales to take advantage of improved margins and shortages of different grades of polyethylene in the domestic market.

The average North American industry butene liner polyethylene price was 64¢ per pound in the first quarter of 2010, significantly higher than the 49¢ per pound average for the first quarter of 2009, according to Townsend Polymer Services and Information. Industry prices increased 18¢ per pound from the beginning of the first quarter of 2010 to the end of the quarter.

INEOS NOVA Joint Venture (1)

Financial Highlights

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(millions of U.S. dollars, except as noted)	Successor	Predecessor
Revenue	$367	$237
Depreciation	$1	$6
Operating Income (2)	$16	$—
Capital Spending	$3	$1
Sales Volumes (millions of pounds) (3)
Styrene Monomer	200	176
Solid and Expandable Polystyrene	375	377

Total Sales Volumes	575	553

(1)	Results reflect our 50% position in the INEOS NOVA joint venture.
(2)	See Supplemental Measures.
(3)	Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.

Average Benchmark Prices (1)

	Three Month Average
(U.S. dollars per pound, except as noted)	Mar. 31 2010	Mar. 31 2009
Principal Products:
Styrene Monomer – North America (2)	$0.68	$0.40
Solid Polystyrene – North America (2)	$1.11	$0.77
Solid Polystyrene – Europe (2)	$0.73	$0.43
Raw Materials:
Benzene (dollars per gallon) (2)	$3.56	$1.22
Ethylene (2)	$0.52	$0.32

(1)	Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2)	Source: CMAI Contract Market.

Review of Operations

First Quarter 2010 Versus First Quarter 2009

In the first quarter of 2010, operating income improved to $16 million from breakeven operating results in the first quarter of 2009, mainly due to higher margins and sales volumes in the North American business. In North America, styrene monomer volumes were higher in the first quarter of 2010 versus the first quarter of 2009 due to increased demand for derivatives year-over-year.

In Europe, sales volumes were down as compared to the first quarter of 2009 due to a delay in buying for the construction season caused by cold weather and on expectation of future lower prices. By the end of the quarter, the construction season had begun and sales started to strengthen.

Costs in the first quarter of 2010 for benzene and ethylene increased 192% and 63%, respectively, compared to the first quarter of 2009. Industry average selling prices for styrene monomer and solid polystyrene in North America and solid polystyrene in Europe increased 70%, 44% and 70%, respectively, in the first quarter of 2010 compared to the first quarter of 2009.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(millions of U.S. dollars, except as noted)	Successor	Predecessor
Revenue	$76	$46
Depreciation	$1	$7
Operating Loss (1)	$(2)	$(20)
Capital Spending	$1	$1
Sales Volumes (millions of pounds) (2)	62	59

(1)	See Supplemental Measures.
(2)	Third-party sales.

Average Benchmark Prices (1)

(U.S. dollars per pound)	Three Month Average
	Mar. 31 2010	Mar. 31 2009
Styrene Monomer	$0.68	$0.40
Expandable Polystyrene	$0.91	$0.82

(1)	Source: CMAI. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

First Quarter 2010 Versus First Quarter 2009

The Performance Styrenics segment reported an operating loss of $2 million in the first quarter of 2010 compared to an operating loss of $20 million in the first quarter of 2009. In the first quarter of 2010, sales prices that increased more than feedstock costs and lower operating costs drove the operating loss improvement. Operating costs were lower due to restructuring of the business that occurred in 2009.

In the first quarter of 2010, polymer sales increased by 5% as compared to the first quarter of 2009 due to improving demand for expandable polystyrene products.

On March 24, 2010, we entered into an agreement with Reliance Industrial Investments & Holdings Limited to form a 50/50 joint venture in India known as Reliance Innovative Building Solutions Private Limited. The joint venture will focus on the building and construction markets.

CORPORATE

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(millions of U.S. dollars)	Successor	Predecessor
Corporate operating costs	$(34)	$(35)
Stock-based compensation	—	(22)
Mark-to-market feedstock derivatives (1)	(16)	15
Foreign exchange gain	—	12
IPIC transaction costs	—	(23)
Restructuring	—	(8)
Depreciation and amortization	(2)	(1)

Operating Loss (2)	$(52)	$(62)

(1)	We are required to record on the balance sheet the market value of open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the Feedstock and operating costs line on the Consolidated Statements of Net Income (Loss) and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.
(2)	See Supplemental Measures.

Corporate Operating Costs

Corporate operating costs during the first quarter of 2010 were substantially unchanged as compared to the first quarter of 2009.

Stock-based Compensation and Profit Sharing

At March 31, 2009, we had three cash-settled, stock-based compensation plans that were marked to market with changes in the value of our common stock price. We entered into forward transactions with the intent to neutralize the mark-to-market impact of two of the stock-based compensation plans. All forward transactions were cash settled in the first quarter of 2009. All stock-based compensation plans were terminated upon closing of the IPIC transaction on July 6, 2009 and the restricted share units and deferred share units were cash-settled for $6.00 per unit (outstanding stock options and equity appreciation units had no value).

Mark-to-Market Feedstock Derivatives

The mark-to-market value of our open feedstock positions decreased in the first quarter of 2010, resulting in an unrealized loss of $16 million ($12 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. We recorded an unrealized gain of $15 million ($11 million after-tax) in the first quarter of 2009.

Foreign Exchange Gain

In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million. The forwards resulted in an unrealized foreign exchange gain of $9 million in the first quarter of 2010 which offset a $7 million unrealized foreign exchange loss recognized on the Canadian $250 million 7.85% notes, and a $2 million unrealized foreign exchange loss recognized on working capital and cash positions in the first quarter of 2010. These unrealized foreign exchange gains and losses are included on the Foreign exchange loss (gain) line on the Consolidated Statements of Net Income (Loss).

IPIC Transaction Costs

IPIC transaction costs incurred during the first quarter 2009 were for financial advisor fees, legal fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009. There were no IPIC transaction costs during the first quarter of 2010.

Restructuring

There were no restructuring costs incurred during the first quarter of 2010. Refer to Note 4 of the Consolidated Financial Statements for details of restructuring charges incurred during the first quarter of 2009.

IFRS Changeover Plan

We have provided a qualitative assessment of our International Financial Reporting Standards (IFRS) convergence plan at December 31, 2009, in our 2009 annual report on Form 20-F. As a result of the IPIC acquisition, the framework of the IFRS convergence plan now includes the requirement that policy decisions be in compliance with accounting and disclosure policies of IPIC. During the current quarter we continued to pursue the key activities in our convergence plan and began collecting financial information in accordance with IFRS to allow for comparative reporting in 2011. We will continue to investigate the impact of IFRS convergence throughout the remainder of 2010 and provide quantitative disclosures in our 2010 annual report.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	Mar. 31 2010	Dec. 31 2009
Net current debt (1)	$255	$313
Long-term debt	1,511	1,512
Less: cash and cash equivalents	(156)	(267)

Total debt, net of cash, cash equivalents, and restricted cash	$1,610	$1,558

Total shareholders’ equity	$1,882	$1,793

Quarterly increase in debt, net of cash (2)	$52	$28

(1)	Equals long-term debt due within one year and bank loans, less restricted cash.
(2)	Benchmarked against the previous applicable quarter.

Liquidity

We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. NOVA Chemicals’ total liquidity at the end of the first quarter of 2010 was $625 million, down from $831 million at the end of 2009.

We have three revolving credit facilities totaling $520 million as of March 31, 2010 (four totaling $615 million as of December 31, 2009). As of March 31, 2010 and December 31, 2009, we had utilized $51 million of our revolving credit facilities. On March 20, 2010, $95 million of our undrawn bilateral credit facilities expired and were not extended.

On March 31, 2010, the $75 million total return swap terminated and was repaid using a portion of the proceeds from the October 2009 offering of senior notes. The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The new programs each allow for a maximum funding of $100 million, which represents a combined increase of $70 million in our accounts receivable securitization programs. The new programs expire in February 2012. The combined balances under the new and old programs as of March 31, 2010 and December 31, 2009, were $148 million and $122 million, respectively. We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

The INEOS NOVA joint venture has two accounts receivable securitization programs, a $150 million North American program and a €100 million European program. Our 50% share of the balances as of March 31, 2010 and December 31, 2009, were $36 million and $31 million, respectively, under the North American program and €34 million and €24 million, respectively, under the European program.

The $350 million secured revolving credit facility and our new accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12-month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at March 31, 2010.

Inflows and Outflows of Cash

During the first quarter of 2010 we consumed $12 million in cash from operating activities. Funds from operations were $142 million; however, non-cash working capital increased by $138 million during the quarter. The increase in non-cash working capital was primarily due to higher accounts receivable resulting from higher volumes and prices and lower accounts payables resulting from lower crude oil purchases and lower natural gas prices. Capital expenditures and turnaround costs totaled $23 million for the quarter. In the first quarter of 2010, we repaid the $75 million total return swap using cash on hand from the October 2009 offering of senior notes. The net decrease in cash and cash equivalents was $111 million.

Feedstock Derivative Positions

We maintain a derivatives program to manage risk associated with our crude oil feedstock purchases. In the first quarter of 2010, we recorded a $2 million net after-tax gain on realized positions compared to a net after-tax gain/loss of $0 million in the first quarter of 2009.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See Mark-to-Market Feedstock Derivatives above for more details.

Summary Quarterly Financial Information

(millions of U.S. dollars)	Successor			Predecessor
	2010	2009					2008
	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 6 to Sep. 30	Jul. 1 to Jul. 5	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30
Revenue	$1,401	$1,124	$1,055	$48	$1,005	$818	$1,153	$2,088	$2,213
Operating income (loss) (1)	$147	$73	$16	$(45)	$(49)	$(120)	$(315)	$191	$70
Net income (loss)	$94	$17	$(19)	$(33)	$(83)	$(123)	$(212)	$100	$20

(1)	See Supplemental Measures.

Changes in Net Income

(millions of U.S. dollars)	Q1 2010 Compared to Q1 2009
Higher operating margin (1)	$224
Higher research and development	(1)
Lower selling, general and administrative	44
Lower restructuring charges	8
Higher foreign exchange losses	(14)
Lower depreciation and amortization	6
Higher interest expense	(8)
Higher net gains	45
Higher income tax expense	(87)

Increase in net income	$217

(1)	Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Net income for the first quarter of 2010 was higher than the first quarter of 2009 due to improved economic and business conditions which resulted in higher selling prices and sales volumes that more than offset higher feedstock costs. Higher foreign exchange losses due to a strengthening Canadian dollar on Canadian-denominated liabilities partially offset some of the increase.

Selling, general and administrative costs were $44 million lower in the first quarter of 2010 as compared to the first quarter of 2009 primarily due to financial advisor and legal fees of $23 million incurred with respect to the IPIC transaction during the first quarter of 2009, and stock-based compensation costs of $22 million recorded during the first quarter of 2009.

With the 2009 restructuring activities complete and no new restructuring activities in the first quarter of 2010, restructuring charges were lower in the first quarter of 2010 compared to the same period in 2009.

Depreciation and amortization expense for the first quarter of 2010 was $6 million lower as compared to the first quarter of 2009. The application of push-down accounting for the IPIC acquisition did not significantly impact depreciation expense as we reassessed and revised the estimated useful lives of our assets in the Olefins/Polyolefins business unit at the same time.

Interest expense during the first quarter of 2010 was $8 million higher as compared to the first quarter of 2009 primarily due to higher interest rates on the senior notes added in the fourth quarter of 2009.

Net gains were $45 million higher in the first quarter of 2010 as compared to the first quarter of 2009 due to an arbitration award accrued during the first quarter of 2010 related to an insurance claim involving our Corunna facility that dated back to 2005.

Income tax expense was $87 million higher in the first quarter of 2010 as compared to the first quarter of 2009 due to the increase in net income before taxes.

Supplemental Measures

We present certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

•	Operating Income (Loss) – net income (loss) before interest expense, income taxes and other gains and losses, assists readers in analyzing our income (loss) from operations.

Reconciliation of Operating Income (Loss) to Consolidated Net Income (Loss)	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(millions of U.S. dollars)	Successor	Predecessor
Operating income (loss)	$147	$(120)
Interest expense (net)	(54)	(46)
Other gains	45	—
Income tax (expense) recovery	(44)	43

Net income (loss)	$94	$(123)

•

Operating Income (Loss) from the Businesses – represents operating income (loss) from the Olefins/Polyolefins, INEOS NOVA JV and Performance Styrenics business units. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•

Senior Debt to Cash Flow – equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. The Consolidated Cash Flow calculation is performed on a rolling twelve months. This measure is provided to assist readers in calculating our financial covenant.

•

Consolidated Cash Flow – equals consolidated net income (loss), plus interest expense, income taxes and depreciation amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. This measure is provided to assist readers in calculating our Senior Debt to Cash Flow financial covenant.

•

Debt to Capitalization – equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholders’ Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

•

Net Consolidated Debt – equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Balance Sheet (excluding debt of certain subsidiaries and any non-recourse debt), plus the funded amount of our accounts receivable securitization programs, less cash and cash equivalents as reflected on our Consolidated Balance Sheet (excluding cash and cash equivalents of certain subsidiaries) and the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

•

Consolidated Shareholders’ Equity – equals consolidated shareholders’ equity as reflected on our most recent quarterly Consolidated Balance Sheet (excluding shareholder’s equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt), plus the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income (Loss)

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor
Revenue	$1,401	$818
Feedstock and operating costs (excluding depreciation)	1,121	762
Research and development	11	10
Selling, general and administrative	61	105
Restructuring (Note 4)	—	8
Foreign exchange loss (gain) (Note 9)	2	(12)
Depreciation and amortization	59	65

	1,254	938

Operating income (loss)	147	(120)

Interest expense, net (Note 3)	(54)	(46)
Other gains, net	45	—

	(9)	(46)

Income (loss) before income taxes	138	(166)
Income tax expense (recovery) (Note 5)	44	(43)

Net income (loss)	$94	$(123)

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)	Mar. 31 2010	Dec. 31 2009
Assets
Current assets
Cash and cash equivalents	$156	$267
Accounts receivable	504	370
Inventories	613	622
Prepaid expenses and other assets	41	48
Future income taxes	3	3

	1,317	1,310
Intangible assets, net	485	493
Other non-current assets	94	101
Future income taxes	58	59
Property, plant and equipment, net	3,539	3,570

	$5,493	$5,533

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$—	$1
Accounts payable and accrued liabilities	604	678
Future income taxes	2	6
Long-term debt due within one year (Note 2)	255	312

	861	997
Long-term debt (Note 2)	1,511	1,512
Future income taxes	830	811
Deferred credits and long-term liabilities	409	420

	3,611	3,740
Shareholders’ equity
Common shares	849	849
Contributed surplus	941	941
Reinvested earnings (deficit)	92	(2)
Accumulated other comprehensive income	—	5

	1,882	1,793

	$5,493	$5,533

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor
Operating activities
Net income (loss)	$94	$(123)
Depreciation and amortization	59	65
Future income tax expense (recovery)	8	(7)
Unrealized loss (gain) on derivatives	16	(15)
Amortization of bond discounts	8	—
Unrealized foreign exchange loss	2	2
Other gains	(45)	—

	142	(78)

Changes in non-cash working capital:
Accounts receivable	(67)	(25)
Inventories	9	120
Other current assets	7	(5)
Accounts payable and accrued liabilities	(87)	(276)

	(138)	(186)

Changes in other assets and liabilities	(16)	(7)

Cash used in operating activities	(12)	(271)

Investing activities
Property, plant and equipment additions	(21)	(19)
Turnaround costs, long-term investments and other assets	(2)	(1)

Cash used in investing activities	(23)	(20)

Financing activities
Decrease in current bank loans	—	(1)
Long-term debt additions	—	1
Long-term debt repayments	(76)	(1)
Increase in revolving debt facilities	—	370
Common share dividends	—	(7)

Cash (used in) from financing activities	(76)	362

Decrease in cash and cash equivalents due to exchange rates	—	(4)

(Decrease) increase in cash and cash equivalents	(111)	67
Cash and cash equivalents, beginning of period	267	74

Cash and cash equivalents, end of period	$156	$141

Cash tax payments, net of refunds	$9	$(17)
Cash interest payments	$36	$45

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(unaudited, millions of U.S. dollars, except share amounts)	Successor	Predecessor
Common shares
Balance at beginning of period	$849	$508
Common shares issued	—	—

Balance at end of period	$849	$508

Contributed surplus
Balance at beginning of period	$941	$25
Other	—	1

Balance at end of period	$941	$26

Reinvested earnings (deficit)
Balance at beginning of period	$(2)	$(100)
Net income (loss)	94	(123)
Changes in accounting standard:
Adoption of EIC-173	—	12

Balance at end of period	$92	$(211)

Accumulated other comprehensive income
Balance at beginning of period	$5	$462
Other comprehensive loss:
Unrealized loss on translation of self-sustaining foreign operations	(5)	(6)

Balance at end of period	$—	$456

Total shareholders’ equity	$1,882	$779

Common shares
Balance at beginning of period	141,494,222	83,160,889
Common shares issued	—	—

Balance at end of period	141,494,222	83,160,889

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
(unaudited, millions of U.S. dollars)	Successor	Predecessor
Net income (loss)	$94	$(123)
Other comprehensive loss:
Unrealized loss on translation of self-sustaining foreign operations	(5)	(6)

Comprehensive income (loss)	$89	$(129)

Refer to the accompanying notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2009. Where used in these financial statements, “NOVA Chemicals” or “the Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used.

On July 6, 2009, International Petroleum Investment Company (IPIC) completed the acquisition of all of the issued and outstanding common shares of NOVA Chemicals. Although we continue as the same legal entity after the IPIC acquisition, the accompanying consolidated balance sheets, statements of net income (loss), cash flows, changes in shareholders’ equity and statements of comprehensive income (loss) are presented for two periods: Predecessor and Successor, which relate to the periods preceding and succeeding the IPIC acquisition. These separate periods are presented to reflect the new accounting basis established for NOVA Chemicals as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects equity contributions from IPIC.

1.	Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2009, on pages F-11 to F-25 of the 2009 annual report on Form 20-F, except as follows.

Certain comparative figures have been restated to conform with the current periods’ presentation, including the reclassification of certain compensation-related costs in the amount of $16 million from Feedstock and operating costs to Selling, general, and administrative on the Consolidated Statement of Net Income (Loss) for the three months ended March 31, 2009.

Description	Date of adoption	Impact
Canadian GAAP
Further amendment to CICA 3855, Financial Instruments – Recognition and Measurement, clarifies that the interest rate used to determine fair value of a financial instrument should also be the rate used to recognize interest income in subsequent periods.	Jan. 1, 2010	None

Accounting Standards and Interpretations Not Yet Adopted

Certain Canadian accounting standards and interpretations have been issued that are not required to be adopted until after March 31, 2010, and have not been early adopted by us. A pronouncement which may have a future impact on our accounting policies or on the presentation of the Consolidated Financial Statements is EIC-175, which addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. The pronouncement is not required to be adopted by us until January 2011, and is currently being evaluated.

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required for interim and annual financial statements in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS.

During 2008, we established a project team to develop our IFRS changeover plan. A number of sub-teams were formed to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and effects on internal controls and processes. We will continue to investigate the impact of IFRS convergence in 2010 and have provided disclosure of our convergence plan and anticipated effects of IFRS on our financial statements, on a qualitative basis, in our 2009 annual MD&A on pages 81 through 84 of our 2009 annual report on Form 20-F.

2.	Long-Term Debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		Mar. 31 2010	Dec. 31 2009
Revolving credit facilities	2011-2013	(1)	$—	$—
Unsecured debentures and notes
Canadian $250	2010	(2)	$243	$234
$400	2012	(2)	381	378
$400	2013	(2)	345	342
$350	2016	(2)	340	340
$350	2019	(2)	339	339
$100	2025	(2)	76	76

			$1,724	$1,709
Preferred shares/total return swap	2010		—	75
Other unsecured debt	2010-2020		42	40

Total			$1,766	$1,824
Less long-term debt due within one year			(255)	(312)

Long-term debt			$1,511	$1,512

(1)	As of March 31, 2010, three facilities totaling $520 million: $350 million due November 17, 2012, $100 million due March 20, 2011, and $70 million (tranches: $30 million due September 20, 2011 and $40 million due September 20, 2013).
(2)	Callable at the option of the Company at any time.

We have three revolving credit facilities totaling $520 million as of March 31, 2010 (four totaling $615 million as of December 31, 2009). As of March 31, 2010 and December 31, 2009, we had utilized $51 million of our revolving credit facilities. On March 20, 2010 $95 million of the undrawn bilateral credit facilities expired and were not extended.

On March 31, 2010, the $75 million total return swap terminated and was repaid using a portion of the proceeds from the October 2009 offering of senior notes. The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

The $350 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12-month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at March 31, 2010.

On April 12, 2010, we registered $350 million of 8.375% senior notes due 2016 (“2016 Notes”) and $350 million of 8.625% senior notes due 2019 (“2019 Notes”) with the U.S. Securities and Exchange Commission. On May 12, 2010, we completed the exchange offer to exchange $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes for registered and freely tradable notes.

3.	Interest Expense

Components of interest expense (unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
	Successor	Predecessor
Interest on long-term debt	$43	$31
Interest on securitizations and other	12	15

Gross interest expense	55	46
Interest income	(1)	—

Interest expense, net	$54	$46

4.	Restructuring Charges

In the first quarter of 2010, we recorded no restructuring charges.

In the first quarter of 2009, we recorded $8 million before-tax ($8 million after-tax) of restructuring charges for severance and other employee costs related to Performance Styrenics restructuring. As of March 31, 2010, $7 million of these costs have been paid.

5.	Income Taxes

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
	Successor	Predecessor
Income (loss) before income taxes	$138	$(166)
Statutory income tax rate	28.0%	29.0%

Computed income tax expense (recovery)	$39	$(48)
Increase (decrease) in taxes resulting from:
Permanent difference on capital gains and losses	5	—
Foreign tax rates	2	(1)
(Reduction) increase in valuation allowance	(1)	3
Other	(1)	3

Income tax expense (recovery)	$44	$(43)

Current income tax expense (recovery)	$36	$(36)
Future income tax expense (recovery)	8	(7)

Income tax expense (recovery)	$44	$(43)

6.	Pensions and Other Post-Retirement Benefits

The total defined benefit cost related to pension benefits recognized in each of the three month periods ended March 31, 2010 and March 31, 2009 was $4 million and $15 million, respectively. The defined benefit cost recognized during the first quarter of 2009 includes settlement charges of $8 million which were triggered by lump-sum distributions.

The total defined benefit cost related to other post-retirement benefits recognized was $2 million in each of the three month periods ended March 31, 2010 and March 31, 2009.

The expected long-term rate of return on plan assets is 7.5% for the three months ended March 31, 2010 and 7.4% for the three months ended March 31, 2009.

Employer Contributions

We contributed $18 million during the quarter ending March 31, 2010 and $8 million during the quarter ended March 31, 2009, to our defined benefit pension plans. We contributed $4 million to our defined contribution plans during each of the quarters ended March 31, 2010 and March 31, 2009.

For the year ending December 31, 2010, funding for the defined benefit plans is expected to range between $30 and $35 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for 2010 are expected to be $12 million.

The recently enacted U.S. Health Care Reform Legislation resulted in a change in U.S. tax law. Under the prior tax law, the total amount paid for prescription drug costs for retirees over the age of 65 was tax deductible. Beginning in 2013, however, these costs will only be deductible to the extent they exceed the amount of the annual subsidy received from the U.S. government under Medicare Part D. This change had no material impact on the Company. The change in defined benefit plan costs related to the impact of the new health care legislation cannot yet be determined.

7.	Segmented Information

Refer to pages F-63 through F-67 of the Consolidated Financial Statements for the year ended December 31, 2009, in the 2009 annual report on Form 20-F for the description of each segment and accounting policies for segment reporting. Mark-to-market adjustments on our open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
	Successor	Predecessor
Revenue
Joffre Olefins	$398	$263
Corunna Olefins	471	170
Polyethylene	492	325
Performance Styrenics	76	46
INEOS NOVA Joint Venture	367	237
Corporate	—	—
Eliminations	(403)	(223)

	$1,401	$818

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
	Successor	Predecessor
Operating income (loss)
Joffre Olefins	$100	$28
Corunna Olefins	37	(54)
Polyethylene	80	(7)
Performance Styrenics	(2)	(20)
INEOS NOVA Joint Venture	16	—
Corporate	(52)	(62)
Eliminations	(32)	(5)

Total operating income (loss)	$147	$(120)
Interest expense, net	(54)	(46)
Other gains, net	45	—
Income tax (expense) recovery	(44)	43

Net income (loss)	$94	$(123)

Depreciation and amortization
Joffre Olefins	$35	$17
Corunna Olefins	5	16
Polyethylene	15	18
Performance Styrenics	1	7
INEOS NOVA Joint Venture	1	6
Corporate	2	1

	$59	$65

Capital Spending
Joffre Olefins	$1	$1
Corunna Olefins	4	4
Polyethylene	12	12
Performance Styrenics	1	1
INEOS NOVA Joint Venture	3	1

	$21	$19

(unaudited, millions of U.S. dollars)	Mar. 31 2010	Dec. 31 2009
Assets
Joffre Olefins	$2,549	$2,566
Corunna Olefins	462	539
Polyethylene	1,543	1,543
Performance Styrenics	128	132
INEOS NOVA Joint Venture	262	229
Corporate	576	526
Eliminations	(27)	(2)

	$5,493	$5,533

8.	Contingencies

We are involved in litigation from time to time in the ordinary course of business. Among these items is a claim for approximately $120 million by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. We have counterclaimed in the same action for approximately $300 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. No amount has been accrued at March 31, 2010 with respect to this claim.

9.	Financial Risk Management

We have established and continue to use a policy that provides a framework for foreign currency management and hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. To address the risks associated with having the U.S. dollar as our functional currency, we have:

•

Entered into a series of foreign currency forwards in January 2010, to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million. The forwards resulted in an unrealized foreign exchange gain of $9 million in the first quarter of 2010 which is included in Foreign exchange loss (gain) in the Consolidated Statements of Net Income (Loss).

•	Made an effort to review significant purchase and sales contracts and where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on working capital balances.

10.	Other Gains, Net

In the first quarter of 2010, we recognized a $45 million gain (before-tax) related to an arbitration award resulting from an insurance claim involving our Corunna facility that dated back to 2005.

11.	Reconciliation to United States Generally Accepted Accounting Principles

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2010	Mar. 31 2009
	Successor	Predecessor
Comprehensive income (loss) in accordance with Canadian GAAP	$89	$(129)
Pension liability adjustments (net of tax of $-, and $1, respectively) (1)	—	9

Comprehensive income (loss) in accordance with U.S. GAAP	$89	$(120)

	Mar. 31 2010	Dec. 31 2009 (2)
Accumulated other comprehensive income in accordance with U.S. GAAP
Unrealized gain on translation of self-sustaining foreign operations	$—	$5
Pension liability adjustment (1)	7	7

	$7	$12

Balance sheet in accordance with U.S. GAAP (5)
Current assets (2)	$1,331	$1,325
Intangibles and other assets (2)	623	638
Property, plant and equipment, net	3,539	3,570
Current liabilities	(861)	(997)
Long-term debt	(1,511)	(1,512)
Deferred income taxes (1), (3), (4)	(789)	(770)
Deferred credits and long-term liabilities (1), (3), (4)	(443)	(454)

Common shareholders’ equity (1), (4),	$1,889	$1,800

There are no material reconciling items between Canadian GAAP and U.S. GAAP with respect to information in the consolidated statements of net income (loss) and consolidated statements of cash flows, during the periods ended March 31, 2010 and 2009.

(1)	Pension Liability Adjustment. FASB ASC Topic 715, Compensation—Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). At March 31, 2010, our FASB ASC Section 715-20-55 pension and post-retirement liability remained unchanged at $7 million. For the period from January 1, 2009 to March 31, 2009, we decreased our FASB ASC Section 715-20-55 pension and post retirement liability by $10 million, resulting in a credit of $9 million (net of tax) to OCI. As a result of push-down accounting in connection with the IPIC acquisition, all previously unrecognized FASB ASC Section 715-20-55 amounts were recorded on the Canadian GAAP consolidated balance sheet at July 6, 2009.
(2)	Special Purpose Entities. On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, and ASU No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. The Updates remove the concept of a qualifying special-purpose entity and therefore remove the exception from consolidating qualifying special-purpose entities under Consolidations (Topic 810) and clarify that the objective is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. As a result of these Updates, beginning January 1, 2010, we have consolidated a special purpose entity used by one of our securitization programs. The December 31, 2009 U.S. GAAP balance sheet has been restated resulting in an increase in Current assets of $15 million, and a decrease in Intangibles and other assets of $15 million. There was no material impact to January 1, 2009 retained earnings or U.S. GAAP net income (loss) during the periods ended March 31, 2010 and March 31, 2009.
(3)

Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, Financial Accounting Standards Board (FASB) Accounting Standards

Codification (ASC) Topic 718, Compensation – Stock Compensation, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. All stock-based compensation plans were terminated upon closing of the IPIC transaction.
(4)	Income Taxes. FASB ASC Section 740-10-25, Income Taxes – Overall – Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. We have a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy and during the first quarter of 2009, the reserve was increased by $1 million to $20 million. During the first quarter of 2010, no changes to the liability for uncertain tax positions was necessary and the reserve remained at the December 31, 2009 balance of $44 million. It is our policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Mar, 31, 2010, we had approximately $4 million accrued for the payment of interest and penalties.
(5)	Joint Ventures. We account for our interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in our net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

Accounting Standards and Interpretations Not Yet Adopted

Certain U.S. accounting standards and interpretations have been issued that are not required to be adopted until after March 31, 2010, and have not been early adopted by us. A pronouncement which may have a future impact on NOVA Chemicals’ accounting policies or on the presentation of the Consolidated Financial Statements is ASU No. 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives. This new standard is not required to be adopted by us until July 1, 2010 (the beginning of first fiscal quarter beginning after June 15, 2010) and is currently being evaluated.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this earnings report includes, among others, statements regarding: our expectation that the flows of natural gas across the Alberta border will decline in 2010 versus 2009; the focus of the new Reliance Innovative Building Solutions Private Limited joint venture; and our expectations with respect to the funding of and contributions to our defined benefit and defined contribution plans. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on March 15, 2010 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

is a registered trademark of NOVA Brands Ltd.; authorized use.

INVESTOR INFORMATION

Contact Information

Phone:	(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:	www.novachemicals.com E-Mail: invest@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5L5

Investor Relations – Pace Markowitz (412) 490-4952

Media Relations – Wendy Lomicka (412) 490-4292

NOVA Chemicals files additional information with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9; telephone: (416) 643-5500; e-mail: inquiries@cibcmellon.com.

If any registered holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.